                             [SPSS INC. LETTERHEAD]


October 23, 2003


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:   SPSS Inc.
      Registration Statement on Form S-3 (File No. 333-74944)
      Registration Statement Withdrawal Request
      -------------------------------------------------------

Ladies and Gentlemen:

         SPSS Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-74944) (the "Registration Statement") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company filed the Registration Statement pursuant to an obligation arising under a Stock Purchase Agreement by and between the Company and the selling shareholder listed in the Registration Statement. The shares covered by the Registration Statement are eligible for sale by the selling shareholder pursuant to Rule 144 promulgated under the Securities Act. The selling shareholder has no objection to the withdrawal of the Registration Statement. No securities have been sold pursuant to the Registration Statement.

         Based on the foregoing, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

         Please direct any inquiries to David S. Guin of McGuireWoods LLP (312-750-3501), or Erin S. Rosenberg of McGuireWoods LLP (312-750-2772).

                                  Respectfully,

                                  SPSS INC.


                                  By:      /s/ Edward Hamburg
                                     -------------------------------------------
                                  Name:    Edward Hamburg
                                  Title:   Executive Vice President, Corporate
                                           Operations, Chief Financial Officer
                                           and Secretary